

March 23, 2026

Matthew Smith
President and Chief Executive Officer
Rhinebeck Bancorp, Inc.
2 Jefferson Plaza
Poughkeepsie, NY 12601

      **Re: Rhinebeck Bancorp, Inc.**
            **Registration Statement on Form S-1**
            **Filed March 13, 2026**
            **File No. 333-294283**

Dear Matthew Smith:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc:    Scott Brown, Esq.